UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

TOP SHIPS INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Y8897Y109
(CUSIP Number)

George Economou
80 Kifissias Avenue
Athens, Greece 151 25
011 30-210-8090570

With copies to:

William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 31st, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Sphinx Investment Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 0%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maryport Navigation Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 0%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) George Economou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 0%
14	Type of Reporting Person: IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

           This Amendment No. 6 amends and supplements the Schedule 13D originally filed by Sphinx Investment Corp. (“Sphinx”), Maryport Navigation Corp. (“Maryport”) and George Economou (“Economou,” and collectively with Sphinx and Maryport, the “Reporting Persons”) on June 28, 2007, as amended by (i) Amendment No. 1 filed by the Reporting Persons on April 24, 2008, (ii) Amendment No. 2 filed by the Reporting Persons on September 25, 2008, (iii) Amendment No. 3 filed by the Reporting Persons on October 3, 2008, (iv) Amendment No. 4 filed by the Reporting Persons on October 10, 2008, and (v) Amendment No. 5 filed by Reporting Persons on October 22, 2008 (as amended, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Shares”), of Top Ships Inc. (f/k/a Top Tankers Inc.), a Marshall Islands corporation (the “Issuer”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.  This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.   Interest in Securities of the Issuer

Item 5(a) and Item 5(c) are hereby amended to read in their entirety as follows:

“(a)         As of the date hereof, Sphinx owns Zero (0) Shares, and Maryport and Economou may no longer be deemed the beneficial owner of any Shares.

(c)           The information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing of Schedule 13D is set forth herein. On June 23, 2011, 4,133,333 Shares converted into 413,333 Shares as a result of a one (1) for ten (10) reverse stock split.  On December 6, 2012, Sphinx acquired an additional 350,000 Shares at a price of $0.01 per share.  In December, 2013, Sphinx disposed of all the Shares it owned.”

Except as other described in this Item 5, no Reporting Persons have formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) – (j) of Item 5 of Schedule 13D.

Item 7.   Material to Be Filed as Exhibits

        Exhibit A: Joint Filing Agreement between the Reporting Persons, incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on June 20, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By:	Mare Services Limited, Sole Director

By:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

MARYPORT NAVIGATION CORP.

By:	/s/ Maria Phylactou
Name:	Ms. Maria Phylactou
Title:	Sole Director

/s/ George Economou
	Name:	George Economou
Date: January 31st, 2014